SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nutrition 21, Inc.

(Name of Issuer)

Common Stock, $0.005 PAR VALUE

(Title of Class of Securities)

00163N 10 2

(CUSIP Number)

David A. Holmes

265 Harrison Avenue,

Kearny, NJ 07032

(201) 246-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163N 10 2

(1)	Names of Reporting Persons David A. Holmes

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 7,830,700

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 7,830,700

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,830,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.5%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1) The ownership percentage of the Reporting Person is based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010 and (ii) 7,716,049 shares of Common Stock issued by the Issuer to Midsummer Investments, Ltd. on July 1, 2010, based upon Schedule 13-G filed by Midsummer Investments, Ltd. with the Securities and Exchange Commission on August 2, 2010.

Item 1.	Security and Issuer.

This Schedule 13-D relates to the common stock, par value $0.005 (“Common Stock”) of Nutrition 21, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4 Manhattanville Road, Purchase, NY 10577.

Item 2.	Identity and Background.

(a) Name:

David A. Holmes (the “Reporting Person”)

(b) Residence or business address:

265 Harrison Avenue, Kearny, NJ 07032

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is the Chief Executive Officer of Pharmachem Laboratories, Inc. with business address at 265 Harrison Avenue, Kearny, NJ 07032.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person’s personal holdings. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.
To potentially enter into a transaction whereby the Reporting Person would acquire substantially all of the assets of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a,b)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,830,700 shares of Common Stock, constituting 7.5% of the shares of Common Stock outstanding of the Issuer, based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010, and (ii) 7,716,049 shares of Common Stock issued by the Issuer to Midsummer Investments, Ltd. on July 1, 2010, based upon Schedule 13-G filed by Midsummer Investments, Ltd. with the Securities and Exchange Commission on August 2, 2010.

Reporting Person has sole power to vote or direct the vote of 7,830,700 shares of Common Stock, and has sole power to dispose or direct the disposition of 7,830,700 shares of Common Stock.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock by the Reporting Person in the past 60 days are set forth below:

Date of Transaction	Number of Shares Purchased	Price per Share

July 30, 2010	6,570,000	$0.0050
August 5, 2010	240,100	$0.0099
August 6, 2010	432,050	$0.0148
August 6, 2010	188,550	$0.0150
August 9, 2010	200,000	0.0200
August 9, 2010	75,000	0.0210
August 9, 2010	125,000	0.0215

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 00163N102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

August 9, 2010
/s/ David A. Holmes
Name: David A. Holmes